EXHIBIT 23.1

November 12, 2007

PERSONAL AND CONFIDENTIAL

DARA BioSciences, Inc.

Richard A. Franco, R. Ph.

Chief Executive Officer

4505 Falls of Neuse Road

Suite 125

Raleigh, NC 27609

RFranco@darabiosciences.com

Dear Mr. Franco:

This letter confirms that DARA BioSciences, Inc. (“DARA”) (together with its subsidiaries and affiliates, the “Company”) may the valuations prepared by ZTR Enterprises, LLC (“ZTR”) in any of its SEC Filings. These filings include Forms S-4, 10-K, 10-Q, and 8-K as well as any other SEC Filing or Press Release in which Company needs to reference the valuations. The Company does not need to share the drafts of any documents with ZTR and requires no further authorization other than this letter. We reference the following from the Engagement Letter as well:

In addition, the valuation presentation that details the valuation and methodology can be used by the Company for any audit report, SEC filings, or other uses that the Company deems necessary. However, if the valuation and accompany presentation need to be updated above and beyond this agreement, the Company and ZTR will enter into an additional letter agreement which will set forth the nature and scope of the services, appropriate compensation and other customary matters, as mutually agreed upon the Company and ZTR.

I confirm our mutual understanding of this issue by signing and returning to you this signed letter. We are pleased that you engaged us to act as your consultant and are looking forward to working with you in the future.

Very truly yours,

ZTR Enterprises, LLC

By:	/s/ Zachary Rike
Zachary T. Rike, CFA, Founder